UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

TITAN ENERGY, LLC

(Name of Issuer)

Common Shares, representing limited liability company interests

(Title of Class of Securities)

88829M 105

(CUSIP Number)

Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, New York 10154 Tel: (212) 503-2100	Stephen S. Sypherd FS Investment Corporation II FS Investment Corporation III FS Energy and Power Fund 201 Rouse Boulevard Philadelphia, Pennsylvania 19112 Tel: (215) 495-1150

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88829M 105	Page 2 of 47

1	Names of reporting persons Blackstone / GSO Strategic Credit Fund
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported by the Form 8-K filed on August 29, 2016 by Atlas Resource Partners, L.P., as predecessor-in-name of the Issuer (the “August 29, 2016 Form 8-K”). The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 3 of 47

1	Names of reporting persons GSO Energy Market Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 116,545*
	8	Shared voting power 0
	9	Sole dispositive power 116,545*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 116,545*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.15%*
14	Type of reporting person (see instructions) PN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported by the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 4 of 47

1	Names of reporting persons GSO / Blackstone Debt Funds Management LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported by the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 5 of 47

1	Names of reporting persons GSO Energy Market Opportunities Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 116,545*
	8	Shared voting power 0
	9	Sole dispositive power 116,545*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 116,545*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.15%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported by the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 6 of 47

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) PN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported by the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 7 of 47

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 116,545*
	8	Shared voting power 0
	9	Sole dispositive power 116,545*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 116,545*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.15%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported by the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 8 of 47

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported by the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 9 of 47

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) PN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 10 of 47

1	Names of reporting persons Blackstone Holdings II L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 116,545*
	8	Shared voting power 0
	9	Sole dispositive power 116,545*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 116,545*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.15%*
14	Type of reporting person (see instructions) PN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 11 of 47

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,863*
	8	Shared voting power 0
	9	Sole dispositive power 145,863*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.69%*
14	Type of reporting person (see instructions) CO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 12 of 47

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,863*
	8	Shared voting power 0
	9	Sole dispositive power 145,863*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.69%*
14	Type of reporting person (see instructions) PN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 13 of 47

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,863*
	8	Shared voting power 0
	9	Sole dispositive power 145,863*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.69%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 14 of 47

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 145,863*
	9	Sole dispositive power 0
	10	Shared dispositive power 145,863*
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.69%*
14	Type of reporting person (see instructions) IN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 15 of 47

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 145,863*
	9	Sole dispositive power 0
	10	Shared dispositive power 145,863*
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.69%*
14	Type of reporting person (see instructions) IN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 16 of 47

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,863*
	8	Shared voting power 0
	9	Sole dispositive power 145,863*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.69%*
14	Type of reporting person (see instructions) IN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 17 of 47

1	Names of reporting persons FS Energy and Power Fund
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 555,497*
	8	Shared voting power 0
	9	Sole dispositive power 555,497*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 555,497*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.26%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 18 of 47

1	Names of reporting persons Foxfields Funding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,000*
	8	Shared voting power 0
	9	Sole dispositive power 87,000*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 87,000*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.61%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 19 of 47

1	Names of reporting persons FS Investment Corporation II
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 200,040*
	8	Shared voting power 0
	9	Sole dispositive power 200,040*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 200,040*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.69%*
14	Type of reporting person (see instructions) CO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 20 of 47

1	Names of reporting persons Cobbs Creek LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 66,040*
	8	Shared voting power 0
	9	Sole dispositive power 66,040*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 66,040*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.22%*
14	Type of reporting person (see instructions) OO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 21 of 47

1	Names of reporting persons FS Investment Corporation III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 72,739*
	8	Shared voting power 0
	9	Sole dispositive power 72,739*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 72,739*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.34%*
14	Type of reporting person (see instructions) CO

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 22 of 47

1	Names of reporting persons FS Investment Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 555,497*
	8	Shared voting power 0
	9	Sole dispositive power 555,497*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 555,497*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.26%*
14	Type of reporting person (see instructions) IA

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 23 of 47

1	Names of reporting persons FSIC II Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 200,040*
	8	Shared voting power 0
	9	Sole dispositive power 200,040*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 200,040*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.69%*
14	Type of reporting person (see instructions) IA

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 24 of 47

1	Names of reporting persons FSIC III Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 72,739*
	8	Shared voting power 0
	9	Sole dispositive power 72,739*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 72,739*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.34%*
14	Type of reporting person (see instructions) IA

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 25 of 47

1	Names of reporting persons Michael C. Forman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 828,276*
	9	Sole dispositive power 0
	10	Shared dispositive power 828,276*
11	Aggregate amount beneficially owned by each reporting person 828,276*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.29%*
14	Type of reporting person (see instructions) IN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 26 of 47

1	Names of reporting persons Gerald F. Stahlecker
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 828,276*
	9	Sole dispositive power 0
	10	Shared dispositive power 828,276*
11	Aggregate amount beneficially owned by each reporting person 828,276*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.29%*
14	Type of reporting person (see instructions) IN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 27 of 47

1	Names of reporting persons Zachary Klehr
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 828,276*
	9	Sole dispositive power 0
	10	Shared dispositive power 828,276*
11	Aggregate amount beneficially owned by each reporting person 828,276*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.29%*
14	Type of reporting person (see instructions) IN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 28 of 47

1	Names of reporting persons Sean Coleman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 828,276*
	9	Sole dispositive power 0
	10	Shared dispositive power 828,276*
11	Aggregate amount beneficially owned by each reporting person 828,276*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.29%*
14	Type of reporting person (see instructions) IN

*	Based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the August 29, 2016 Form 8-K. The Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the Common Shares outstanding as of September 1, 2016.

CUSIP No. 88829M 105	Page 29 of 47

This Schedule 13D relates to Common Shares (as defined below) that were issued by Titan Energy, LLC, a Delaware limited liability company, under the plan of reorganization of Atlas Resource Partners, L.P. that was effective as of September 1, 2016.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, representing limited liability company interests (“Common Shares”), of Titan Energy, LLC, a Delaware limited liability company (the “Issuer”), having its principal executive offices at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, Pennsylvania 15275.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by the following reporting persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	(i) Blackstone / GSO Strategic Credit Fund, which is a Delaware statutory trust, (ii) GSO Energy Market Opportunities Fund LP, which is a Delaware limited partnership (Blackstone / GSO Strategic Credit Fund and GSO Energy Market Opportunities Fund LP, collectively, the “GSO Funds”), (iii) GSO / Blackstone Debt Funds Management LLC, which is a Delaware limited liability company, (iv) GSO Energy Market Opportunities Associates LLC, which is a Delaware limited liability company, (v) GSO Holdings I L.L.C., which is a Delaware limited liability company, and (vi) GSO Capital Partners LP, which is a Delaware limited partnership (GSO / Blackstone Debt Funds Management LLC, GSO Energy Market Opportunities Associates LLC, GSO Holdings I L.L.C., GSO Capital Partners LP and the GSO Funds, collectively, the “GSO Entities”);

•	Bennett J. Goodman and J. Albert Smith III, each of whom is a citizen of the United States of America (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings II L.P., which is a Delaware limited partnership, (iv) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (v) The Blackstone Group L.P., which is a Delaware limited partnership, and (vi) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

•	Stephen A. Schwarzman, who is a citizen of the United States of America;

•	(i) FS Energy and Power Fund, a Delaware statutory trust (“FSEP”), (ii) Foxfields Funding LLC, a Delaware limited liability company, (iii) Cobbs Creek LLC, a Delaware limited liability company, (iv) FS Investment Corporation II, a Maryland corporation (“FSIC II”), (v) FS Investment Corporation III, a Maryland corporation (“FSIC III” and, together with FSEP, Foxfields Funding LLC, Cobbs Creek LLC and FSIC II, the “FS Funds”), (vi) FS Investment Advisor, LLC, a Delaware limited liability company, (vii) FSIC II Advisor, LLC, a Delaware limited liability company, and (viii) FSIC III Advisor, LLC, a Delaware limited liability company (FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and the FS Funds, collectively, the “FS Entities”); and

•	Michael C. Forman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman, each of whom is a citizen of the United States of America (collectively, the “FS Persons”).

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

CUSIP No. 88829M 105	Page 30 of 47

The principal business of Blackstone / GSO Strategic Credit Fund is investing in both public and private non-investment grade and non-rated securities and loans, including leveraged loans, high yield bonds, second lien loans and other investments. The principal business of GSO Energy Market Opportunities Fund LP is investing in both public and private non-investment grade and non-rated securities and loans, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments in the energy industry.

The principal business of GSO Energy Market Opportunities Associates LLC is performing the functions of, and serving as, the general partner of GSO Energy Market Opportunities Fund LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in GSO Energy Market Opportunities Associates LLC and other affiliated entities.

The principal business of GSO / Blackstone Debt Funds Management LLC is serving as the investment adviser of Blackstone / GSO Strategic Credit Fund and other affiliated entities. The principal business of GSO Capital Partners LP is serving as the managing member of GSO / Blackstone Debt Funds Management LLC and as the investment manager or adviser of other affiliated entities.

Additionally, GSO Capital Partners LP acts as the non-discretionary investment sub-adviser to, and votes at the direction of, FSEP. GSO / Blackstone Debt Funds Management LLC acts as the non-discretionary investment sub-adviser to, and votes at the direction of, FSIC II and FSIC III.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman and Smith is serving as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP.

Set forth on Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Blackstone / GSO Strategic Credit Fund: (i) the name; (ii) the business address; (iii) to the best of Blackstone / GSO Strategic Credit Fund’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of Blackstone / GSO Strategic Credit Fund’s knowledge as of the date hereof, the citizenship (collectively, the “GSO/Blackstone Executive Officers and Directors”).

The principal business address of each of the FS Entities and the FS Persons is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

The principal business of FSEP as an externally-managed, non-diversified, closed-end management investment company is investing primarily in debt and income-oriented equity securities of privately-held U.S. companies in the energy and power industry. The principal business of FSIC II and FSIC III as externally-managed, non-diversified, closed-end management investment companies is investing primarily in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans, of private U.S. companies. The principal business of Foxfields Funding LLC, a wholly-owned subsidiary of FSEP, and Cobbs Creek LLC, a wholly-owned subsidiary of FSIC II, is procuring financing or otherwise holding investments.

CUSIP No. 88829M 105	Page 31 of 47

The principal occupation of each of Messrs. Forman, Stahlecker, Klehr and Coleman is serving as an executive of the FS Funds and their affiliates.

FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC serve as the investment advisers of FSEP, FSIC II and FSIC III, respectively. The investment committees of FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC make investment decisions on behalf of FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC, respectively, and have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Shares held by FSEP, FSIC II and FSIC III, respectively. The members of the investment committees of each of FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC are Michael C. Forman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman. None of FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC or any FS Person owns any Common Shares directly, and each FS Person disclaims beneficial ownership of the Common Shares held by the FS Funds.

Set forth on Schedule II, Schedule III and Schedule IV to this Schedule 13D and incorporated herein by reference is the following information with respect to each director/trustee and executive officer of FSEP, FSIC II and FSIC III: (i) the name; (ii) the business address; (iii) to the best of FSEP’s, FSIC II’s and FSIC III’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of FSEP’s, FSIC II’s and FSIC III’s knowledge as of the date hereof, the citizenship.

(d) During the last five years, none of the Reporting Persons or, to the best of the applicable Reporting Person’s knowledge, any of the executive officers or directors/trustees set forth on Schedules I, II, III and IV attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best of the applicable Reporting Person’s knowledge, any of the executive officers or directors/trustees set forth on Schedules I, II, III and IV attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons and Schedule I through Schedule IV for citizenship of each of the executive officers and directors/trustees of Blackstone / GSO Strategic Credit Fund, FSEP, FSIC II and FSIC III.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in more detail below under Item 4, in satisfaction of its obligations to the GSO Funds and the FS Funds (collectively, the “GSO/FS Funds”) under the Plan (as defined below), the Issuer issued an aggregate of 974,139 Common Shares to the GSO/FS Funds, as follows:

Blackstone / GSO Strategic Credit Fund	29,318
GSO Energy Market Opportunities Fund LP	116,545
FS Energy and Power Fund	468,497
Foxfields Funding LLC	87,000
FS Investment Corporation II	134,000
Cobbs Creek LLC	66,040
FS Investment Corporation III	72,739

CUSIP No. 88829M 105	Page 32 of 47

Item 4.	Purpose of Transaction.

On July 25, 2016, Atlas Resource Partners, L.P. (the “Partnership”) and certain of its subsidiaries, including Atlas Resource Finance Corporation (together with the Partnership, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case No. 16 - 12149 (SHL).

On August 26 2016, the Bankruptcy Court entered an order confirming the Joint Prepackaged Chapter 11 Plan of Reorganization of Atlas Resource Partners, L.P., et al. (the “Plan”).

On September 1, 2016, the Plan became effective pursuant to its terms and the Debtors emerged from their chapter 11 cases. Pursuant to the Plan, the business assets and operations of the Partnership vested in a new limited liability company, Titan Energy Operating LLC (“New OpCo”), which is a subsidiary of the Issuer.

On the same date and pursuant to the Plan, the Issuer issued an aggregate of 5,416,667 Common Shares pursuant to the Plan, including an aggregate of 974,139 Common Shares to the GSO/FS Funds in satisfaction of the Partnership’s and the Issuer’s obligations under the Plan. The GSO Funds and certain of the FS Funds received Common Shares because of their holdings in the Partnership’s unsecured notes, at an exchange rate of (i) 6.739042 Common Shares per $1,000 of principal in the Partnership’s 7.75% Senior Notes due 2021 and (ii) 6.740930 Common Shares per $1,000 of principal in the Partnership’s 9.25% Senior Notes due 2021 (and together with the 7.75% Senior Notes due 2021, the “Notes”). Under the Plan, the Debtors’ obligations under the Notes have been extinguished.

In addition, on the same date and pursuant to the Plan, certain FS Funds received Common Shares as a result of their holdings in the Partnership’s second lien term loan (“Second Lien Loan”), at a rate of 20 Common Shares per $1,000 of principal in the Second Lien Loan. Pursuant to the Plan, the Second Lien Loan was refinanced and New OpCo has assumed the obligations of the Second Lien Loan.

As described in more detail below under Item 6, under the Amended and Restated Limited Liability Company Agreement of Titan Energy, LLC (the “LLC Agreement”), GSO Capital Partners LP has the right, subject to the conditions and limitations set forth in the LLC Agreement, to designate one individual to serve as a director of the Issuer, and under the Registration Rights Agreement (defined below), the GSO/FS Funds and certain of their affiliates have certain “piggy-back” and demand registration rights with the Issuer, subject to the conditions and limitations set forth in the Registration Rights Agreement.

The GSO/FS Funds currently hold their Common Shares for investment purposes, subject to the following. The Reporting Persons intend to review on a continuing basis the GSO/FS Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective shareholders, partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

CUSIP No. 88829M 105	Page 33 of 47

On September 1, 2016, Mr. Michael Zawadzki, a Senior Managing Director of GSO Capital Partners LP and/or its affiliates, joined the Issuer’s board of directors as the Reporting Persons’ director designee. As a member of the Issuer’s board of directors, Mr. Zawadzki may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 5.

(a) - (b) The below beneficial ownership percentage is based on 5,416,667 Common Shares outstanding as of September 1, 2016, as reported in the Form 8-K filed on August 29, 2016 by the Issuer.

The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 974,139 Common Shares, representing 17.98% of the outstanding Common Shares.

As of the date hereof, (i) Blackstone / GSO Strategic Credit Fund directly holds 29,318 Common Shares, and (ii) GSO Energy Market Opportunities Fund LP directly holds 116,545 Common Shares. GSO Energy Market Opportunities Associates LLC is the general partner of GSO Energy Market Opportunities Fund LP. GSO Holdings I L.L.C. is the managing member of GSO Energy Market Opportunities Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO Energy Market Opportunities Associates LLC. GSO / Blackstone Debt Funds Management LLC is the investment adviser of Blackstone / GSO Strategic Credit Fund. GSO Capital Partners LP is the managing member of GSO / Blackstone Debt Funds Management LLC. GSO Advisor Holdings L.L.C. is a special limited partner of GSO Capital Partners LP with investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman and J. Albert Smith III may be deemed to have shared voting power and/or investment power with respect to the Common Shares held by the GSO Funds.

As of the date hereof, (i) FSIC II directly holds 134,000 Common Shares, (ii) FSIC III directly holds 72,739 Common Shares, (iii) FSEP directly holds 468,497 Common Shares, (iv) Foxfields Funding LLC directly holds 87,000 Common Shares and (v) Cobbs Creek LLC directly holds 66,040 Common Shares. FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Investment Advisor, LLC are the investment advisers of FSIC II, FSIC III and FSEP, respectively, and in that respect hold discretionary investment authority for them. FSIC II is the sole member of Cobbs Creek LLC. FSEP is the sole member of Foxfields Funding LLC. In addition, each of Michael C. Forman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by the FS Funds.

CUSIP No. 88829M 105	Page 34 of 47

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO/FS Funds to the extent they directly hold the Common Shares reported on this Schedule 13D) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth herein, none of the Reporting Persons or, to the best of the applicable Reporting Person’s knowledge as of the date hereof, any of the persons named in Schedules I, II, III and IV attached hereto has engaged in any transaction during the past 60 days in any Common Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Amended and Restated LLC Agreement

On September 1, 2016, pursuant to the Plan, the Issuer amended and restated its LLC Agreement. The LLC Agreement sets forth the relative rights, preferences and privileges of the Issuer’s equity securities and how the Issuer is managed. Under the LLC Agreement, GSO Capital Partners LP has the right, subject to the conditions and limitations set forth in the LLC Agreement, to designate one individual to serve as a director of the Issuer. Such director, along with other Class B Directors, are given approval rights over certain actions of the Issuer, subject to limitations set forth in the LLC Agreement. In addition, GSO Capital Partners LP, for as long as GSO Capital Partners LP, or any of its affiliates or any of the GSO/FS Funds, owns any Common Shares and any debt issued by the Issuer under its Amended and Restated Second Lien Credit Agreement, has approval rights over certain actions of the Issuer, subject to the limitations set forth in the LLC Agreement.

Registration Rights Agreement

On September 1, 2016, the Issuer, GSO/FS Funds and certain other holders of Common Shares entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to use its commercially reasonable efforts to file a shelf registration statement within 90 days of September 1, 2016 and use commercially reasonable efforts to cause such registration statement to become effective within 180 days. In certain circumstances, the holders of Common Shares, including the GSO/FS Funds will have piggyback registration rights on certain registered offerings and will have rights to request underwritten offerings. The holders will cease to have rights under the Registration Rights Agreement on September 1, 2026.

CUSIP No. 88829M 105	Page 35 of 47

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated September 12, 2016, among the Reporting Persons (filed herewith).

Exhibit B	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (filed herewith).

Exhibit C	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith III in favor of Marisa Beeney (filed herewith).

Exhibit D	Joint Prepackaged Chapter 11 Plan of Reorganization of Atlas Resource Partners, L.P., et al., pursuant to Chapter 11 of the Bankruptcy Code (incorporated by reference from Atlas Resource Partners, L.P.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 29, 2016).

Exhibit E	Amended and Restated Limited Liability Company Agreement of Titan Energy, LLC, dated September 1, 2016 (incorporated by reference from Titan Energy, LLC’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 7, 2016).

Exhibit F	Registration Rights Agreement, dated as of September 1, 2016, among Titan Energy, LLC and the holders party thereto (incorporated by reference from Titan Energy, LLC’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 7, 2016).

CUSIP No. 88829M 105	Page 36 of 47

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2016

Blackstone / GSO Strategic Credit Fund

By:	GSO / Blackstone Debt Funds Management LLC, its investment adviser

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO Energy Market Opportunities Fund LP

By:	GSO Energy Market Opportunities Associates LLC, its general partner

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO / Blackstone Debt Funds Management LLC

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO Energy Market Opportunities Associates LLC

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

CUSIP No. 88829M 105	Page 37 of 47

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings II L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C.,
its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

CUSIP No. 88829M 105	Page 38 of 47

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

CUSIP No. 88829M 105	Page 39 of 47

FS Energy and Power Fund

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

Foxfields Funding LLC

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: President

Cobbs Creek LLC

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: President

FS Investment Corporation II

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

FS Investment Corporation III

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

FS Investment Advisor, LLC

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

FSIC II Advisor, LLC

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

FSIC III Advisor, LLC

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

CUSIP No. 88829M 105	Page 40 of 47

Michael C. Forman

/s/ Michael C. Forman

Gerald F. Stahlecker

/s/ Gerald F. Stahlecker

Zachary Klehr

/s/ Zachary Klehr

Sean Coleman

/s/ Sean Coleman

CUSIP No. 88829M 105	Page 41 of 47

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of Blackstone / GSO Strategic Credit Fund’s board of trustees and each executive officer of Blackstone / GSO Strategic Credit Fund. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such trustee or executive officer is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

Trustees

Name	Present Principal Occupation or Employment
Edward H. D’Alelio	He currently is an Executive in Residence with the School of Management, Univ. of Mass Boston

Michael Holland	Mr. Holland is the Chairman of Holland & Company, a private investment firm he founded in 1995. He is also President and Founder of the Holland Balanced Fund.

Thomas W. Jasper	Mr. Jasper is the Managing Partner of Manursing Partners LLC, a consulting firm.

Gary S. Schpero	Retired.

Daniel H. Smith, Jr.	Senior Managing Director of GSO Capital Partners LP and is Head of GSO / Blackstone Debt Funds Management LLC

Executive Officers

Name	Present Principal Occupation or Employment
Daniel H. Smith, Jr.	Senior Managing Director of GSO Capital Partners LP and is Head of GSO / Blackstone Debt Funds Management LLC

Robert Zable	Senior Managing Director of GSO Capital Partners LP

Marisa Beeney	Managing Director, Chief Legal Officer and Chief Compliance Officer of GSO Capital Partners LP

Jane Lee	Managing Director of GSO Capital Partners LP and Head of GSO / Blackstone Debt Funds Management LLC’s capital formation efforts

Dohyun (Doris) Lee-Silvestri	Managing Director and Chief Financial Officer of GSO Capital Partners LP

CUSIP No. 88829M 105	Page 42 of 47

SCHEDULE II

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FS Energy and Power Fund’s board of trustees and each executive officer of FS Energy and Power Fund. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such trustee or executive officer is c/o FS Energy and Power Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Trustees

Name	Position	Business Address
David J. Adelman	Chief Executive Officer of Campus Apartments, Inc., a developer, owner and manager of student housing	4043 Walnut Street, Philadelphia, PA 19104

Sidney Brown	Chief executive officer of NFI, Inc., an integrated supply chain solutions company	1515 Burnt Mill Road, Cherry Hill, NJ 08003

Gregory P. Chandler	Chief Financial Officer of Emtec, Inc. and member of board of directors of Emtec Inc., a publicly-traded global information technology services provider	100 Matson Ford Road, Two Radnor Corporate Ctr., Suite 420, Radnor, PA 19087

Michael C. Forman	Chairman, President and Chief Executive Officer of FSEP

Richard I. Goldstein	Managing Director of Liberty Associated Partners, LP and Associated Partners, LP, both investment funds	3 Bala Plaza, Suite 502, Bala Cynwyd, PA 19004

Thomas J. Gravina	Executive chairman of GPX Enterprises, L.P., a private investment firm, and its affiliates, including GPX Realty Partners, L.P., a private real estate and investment advisory firm	Three Logan Square, 1717 Arch Street, Philadelphia, PA 19103

Michael J. Heller	President, Chief Executive Officer and Shareholder of Cozen O’Connor, P.C., a law firm	1900 Market St, Philadelphia, PA 19103

Charles P. Pizzi	Retired

Richard W. Vague	Managing partner of Gabriel Investments, an early stage investment fund, and as managing director of The Miletos Group	The Mellon Building, 1735 Market Street, Suite 2501, Philadelphia, PA 19103

R. Richard Williams	Retired

CUSIP No. 88829M 105	Page 43 of 47

Executive Officers

Name	Position
Michael C. Forman	Chairman, President and Chief Executive Officer of FSEP

Edward T. Gallivan, Jr.	Chief Financial Officer of FSEP

Zachary Klehr	Executive Vice President of FSEP

Gerald F. Stahlecker	Executive Vice President of FSEP

Stephen S. Sypherd	Vice President, Treasurer and Secretary of FSEP

James F. Volk	Chief Compliance Officer of FSEP

CUSIP No. 88829M 105	Page 44 of 47

SCHEDULE III

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC II’s board of directors and each executive officer of FSIC II. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation II, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Directors

Name	Position	Business Address
Barbara Adams	Retired

David J. Adelman	Chief Executive Officer of Campus Apartments, Inc., a developer, owner and manager of student housing	4043 Walnut Street, Philadelphia, PA 19104

Stephen T. Burdumy	Chief Operating Officer and General Counsel of Transformative Pharmaceutical Solutions, a pharmaceutical solutions provider	1787 Sentry Parkway West, Building 18, Suite 400, Blue Bell, PA 19422

Michael C. Forman	Chairman and Chief Executive Officer of FSIC II

Richard I. Goldstein	Managing Director of Liberty Associated Partners, LP and Associated Partners, LP, both investment funds	3 Bala Plaza, Suite 502, Bala Cynwyd, PA 19004

Michael J. Heller	President, Chief Executive Officer and Shareholder of Cozen O’Connor, P.C., a law firm	1900 Market St, Philadelphia, PA 19103

Jerel A. Hopkins	Vice President and General Counsel of Delaware Management Holdings, Inc., a diversified asset management firm	2005 Market St, One Commerce Square, 9th Floor, Philadelphia, PA 19103

Robert E. Keith, Jr.	Managing Director of TL Ventures, a venture capital firm	435 Devon Park Drive, 700 Building, Wayne, PA 19087

Paul Mendelson	Senior Advisor for Business Development for Lincoln Investment Planning, Inc., a broker-dealer and registered investment adviser

John E. Stuart	Managing Partner of Strategic Business Options, LLC, a strategic consulting firm

Scott J. Tarte	Chief Executive Officer of Sparks Marketing Group, Inc., a global event marketing agency	2828 Charter Road, Philadelphia, PA 19154

CUSIP No. 88829M 105	Page 45 of 47

Executive Officers

Name	Position
Michael C. Forman	Chairman, President and Chief Executive Officer of FSIC II

Zachary Klehr	Executive Vice President of FSIC II

Michael Lawson	Chief Financial Officer of FSIC II

Gerald F. Stahlecker	Executive Vice President of FSIC II

Stephen S. Sypherd	Vice President, Treasurer and Secretary of FSIC II

James F. Volk	Chief Compliance Officer of FSIC II

CUSIP No. 88829M 105	Page 46 of 47

SCHEDULE IV

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC III’s board of directors and each executive officer of FSIC III. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation III, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Directors

Name	Position	Business Address
David J. Adelman	Chief Executive Officer of Campus Apartments, Inc., a developer, owner and manager of student housing	4043 Walnut Street, Philadelphia, PA 19104

James W. Brown	Retired

Brian R. Ford	Retired

Michael C. Forman	Chairman, President and Chief Executive Officer of FSIC III

Jeffrey K. Harrow	Chairman of Sparks Marketing Group, Inc., a global event marketing agency	2828 Charter Road, Philadelphia, PA 19154

Michael J. Heller	President, Chief Executive Officer and Shareholder of Cozen O’Connor, P.C., a law firm	1900 Market St, Philadelphia, PA 19103

Daniel J. Hilferty III	President and chief executive officer of Independence Blue Cross, a health insurer	1901 Market Street, Philadelphia, PA 19103

Steven D. Irwin	Partner of LeechTishman Fuscaldo & Lampl, LLC, a law firm	525 William Penn Place, 28th Floor, Pittsburgh, PA 15219

Robert N.C. Nix, III	Counsel at Obermayer Rebmann Maxwell & Hippel LLP, a law firm, and is the founder and owner of Pleasant News, Inc., a service provider	1315 Walnut Street, Suite 1624 Philadelphia PA 19107

Peter G. Stanley	Chairman of the board of directors of Emerging Growth Equities, Ltd., an investment banking firm

CUSIP No. 88829M 105	Page 47 of 47

Executive Officers

Name	Position
Michael C. Forman	Chairman, President and Chief Executive Officer of FSIC III

Zachary Klehr	Executive Vice President of FSIC III

Michael Lawson	Chief Financial Officer of FSIC III

Gerald F. Stahlecker	Executive Vice President of FSIC III

Stephen S. Sypherd	Vice President, Treasurer and Secretary of FSIC III

James F. Volk	Chief Compliance Officer of FSIC III